UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.

Application Submitted for Commencement of Civil Rehabilitation Proceedings by Japan Central Colosseum Co., Ltd.: Eventual Possibility of Credit Loss

Tokyo, September 25, 2002---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that the credit provided by its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) to Japan Central Colosseum Co., Ltd. may eventually not be repaid due to the event described hereunder.

1. Outline of Japan Central Colosseum Co., Ltd.

(1) Head office:	4-35, Minami Aoyama 5-chome, Minato-ku, Tokyo, Japan
(2) Representative:	Tomohiro Iwasa
(3) Capital:	Japanese yen 80 million
(4) Business:	Golf course and tennis court management

2. Event and date of occurrence

Japan Central Colosseum Co., Ltd. submitted application for commencement of civil rehabilitation proceedings to the Tokyo District Court on September 25, 2002.

3. Outstanding credit balance to Japan Central Colosseum Co., Ltd.

BTM: Japanese yen 16,797 million

4. Influence on MTFG's business results

This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: /s/ Atsushi Inamura
Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

September 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated September 25, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Ms. Amy Eng
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton